UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

ALTIMETER GROWTH CORP. 2

Full Name of Registrant

Former Name if Applicable 2550 Sand Hill Road, Suite 150

Address of Principal Executive Office (Street and Number)

San Francisco, California 94129

City, State and Zip Code

PART II RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Altimeter Growth Corp. 2 (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”).

Despite the fact that the Company had not issued warrants, as a result of the SEC Statement, and after discussion and evaluation, including with the Company’s independent registered public accounting firm, WithumSmith+Brown, PC (“Withum”) and other advisors, the Company re-examined its accounting practices with respect to various matters, including the Company’s accounting treatment of the 5,000,000 forward purchase shares to be issued pursuant to the terms of its forward purchase agreement entered into with Altimeter Partners Fund, L.P. for $10.00 per share (the “Forward Purchase Shares”). As a result of the Company’s further analysis and after consultations with its advisors and Withum, the Company has concluded that the Forward Purchase Shares should be accounted for as a liability and measured at fair value with changes in fair value each period reported in the Company’s statement of operations. The Company is in the process of completing its final analysis of this change.

The Company, its accountants and Withum are working diligently to complete the review of the financial statements for the three months ended March 31, 2021 as soon as possible; however, given the scope of the process for determining the appropriate treatment of the FPA, the Company is unable to complete and file the Q1 2021 Form 10-Q by the required due date of May 17, 2021 without unreasonable effort and expense.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Hab Siam	(650)	549-9145
	(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ALTIMETER GROWTH CORP. 2

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2021

	By:	/s/ Hab Siam
Name: Hab Siam
Title: General Counsel